                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE TO


                         Tender Offer Statement Under
                     Section 14(d)(1) or 13(e)(1) of the
                       Securities Exchange Act of 1934
                            (Amendment No. _____)*

                          AMERICAN RETIREMENT VILLAS
                             PROPERTIES III, L.P.
                      (Name of Subject Company (issuer))

                               C3 CAPITAL, LLC
(Name of Filing Persons (identifying status as offeror, issuer or other person))

                        LIMITED PARTNERSHIP INTERESTS
                        (Title of Class of Securities)

                                  029317203
                    (CUSIP Number of Class of Securities)

                               C3 Capital, LLC
                        359 San Miguel Drive, Suite 300
                           Newport Beach, CA 92660
                       Attention: Graham P. Espley-Jones
                           Telephone (866)719-4093
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)

                                  Copies to:

                           Peter J. Tennyson, Esq.
                    Paul, Hastings, Janofsky & Walker LLP
                   695 Town Center Drive, Seventeenth Floor
                      Costa Mesa, California 92626-1924
                          Telephone: (714) 668-6200


                          CALCULATION OF FILING FEE

           Transaction Valuation                  Amount of Filing Fee
                $3,000,000                                $600

* Set forth the amount on which the filing fee is calculated and state how it was determined

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                       Filing Party:
                        -------                              ---------------
Form or Registration No.:                     Date Filed:
                          ------------                       ------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third party tender offer subject to Rule 14d-1.

    [ ] issuer tender offer subject to Rule 13e-4.

    [ ] going-private transaction subject to Rule 13e-3.

    [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                             INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to our offer to purchase up to 10,000 limited partnership units of American Retirement Villas Properties III, L.P. for a net cash price of $300 per unit upon the terms and subject to the conditions in the Offer to Purchase for Cash dated October 4, 2001, attached hereto as Exhibit (a)(1)(A) (the "Offer to Purchase") and the related Offer to Sell for Cash, attached hereto as Exhibit (a)(1)(B) (the "Offer to Sell").

The information in the Offer to Purchase and the Offer to Sell is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

ITEM 10. FINANCIAL STATEMENTS

Not applicable.

ITEM 12 EXHIBITS

(a)(1)(A)  Offer to Purchase for Cash dated October 4, 2001.

(a)(1)(B)  Form of Offer to Sell for Cash.

(a)(1)(C)  Form of Letter to Limited Partners Regarding Offer to Purchase.

(a)(1)(D)  Form of Summary Advertisement.

(b)        Not applicable.

(c)        Not applicable.

(d)        Not applicable.

(e)        Not applicable.

(f)        Not applicable.

(g)        Not applicable.

(h)        Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.


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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                            C3 Capital, LLC


                                            /s/ GRAHAM P. ESPLEY-JONES
                                            ------------------------------------
                                                       (Signature)


                                            /s/ GRAHAM P. ESPLEY-JONES, Manager
                                            ------------------------------------
                                                     (Name and Title)


                                                     October 3, 2001
                                            ------------------------------------
                                                          (Date)


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                                INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                            DESCRIPTION
---------                          -----------
(a)(1)(A)  Offer to Purchase for Cash dated October 4, 2001.

(a)(1)(B)  Form of Offer to Sell for Cash.

(a)(1)(C)  Form of Letter to Limited Partners Regarding Offer to Purchase.

(a)(1)(D)  Form of Summary Advertisement.

(b)        Not applicable.

(c)        Not applicable.

(d)        Not applicable.

(e)        Not applicable.

(f)        Not applicable.

(g)        Not applicable.

(h)        Not applicable.